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                         November 17, 2023

       Brett Hale
       Chief Financial Officer and Chief Administrative Officer
       Hyperfine, Inc.
       351 New Whitfield Street
       Guilford, Connecticut 06437

                                                        Re: Hyperfine, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2023
                                                            File No. 333-275449

       Dear Brett Hale:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services